Exhibit 99.2

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2017 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 13, 2017 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter and nine months ended December 31, 2016.

Net sales for the fiscal 2017 third quarter were $5.4 million compared with $5.6 million a year ago — reflecting a reduction in business from certain customers and the previously announced temporary disruption of production related to the relocation of certain machinery to the company’s emerging Myanmar facility.

Net income for the fiscal 2017 third quarter was $270,000, or $0.07 per diluted share, compared with $342,000, or $0.09 per diluted share, in the same quarter a year earlier.

Net sales for the fiscal 2017 nine-month period were $14.9 million compared with $17.7 million a year ago – reflecting the factors noted above and the relocation of the stamping operation to the newly built factory in China during the second quarter. Net income for the fiscal 2017 nine-month period was $308,000 or $0.08 per diluted share, compared with $1.0 million, or $0.27 per diluted share, a year earlier.

Gross profit margin for the three- and nine-month periods ended December 31, 2016 increased to 28.0 percent and 26.4 percent, respectively, compared with 26.1 percent and 25.4 percent, respectively, a year earlier. Gross profit benefitted from the company’s Myanmar cost structure and product mix.

Operating income for the three-month period ended December 31, 2016 was $370,000 compared with $426,000 in the prior year, despite the improved gross profit margin due to the increase in selling, general and administrative expenses related to factors noted above. Operating income for the nine months was $421,000 compared with $1.2 million a year earlier, primarily due to the factors noted above and the decrease in year-to-date sales.

“Results for the quarter were mixed. The modest decline in net sales and the additional expenses related to the relocation of equipment in both China and Myanmar were partially offset by the operational benefits derived from utilization of our Myanmar operations. Once the previously announced component manufacturing in Myanmar fully comes on stream, the benefits should outstrip the costs we are currently incurring. Results for the quarter were further impacted by a previously announced strategic decision to phase out certain, low-margin business despite our focus on higher-margin business and customer price increases. We continue to focus on organic growth and on new business opportunities to offset this strategic reduction of lower margin sales, and remain hopeful about anticipated positive contributions to our operations in the future,” said Roland Kohl, chairman, president and chief executive officer.

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Highway Holdings Ltd.

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“As noted last quarter, an ongoing challenge is to balance the increasing costs in China and Hong Kong, which includes heavy demands by employees for continuously increasing wages, with the pricing expectations of our customers,” Kohl said. He added that a key strategic objective to help offset this situation is to increase utilization of automatic manufacturing in China and increased utilization of Myanmar.

Currency exchange rates continued to negatively affect the company’s net income for the nine-month period ended December 31, 2016. The company reported a $79,000 currency exchange loss compared with a $44,000 exchange loss in fiscal 2016 — mainly due to the weakening of the RMB at December 31, 2016 and Euro. The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB since January 1, 2017 are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains very strong. The company’s total cash position at December 31, 2016 increased to $9.8 million, or approximately $2.60 per share, compared with $8.9 million at December 31, 2015, despite dividend payments and equipment and project investments. The company’s current ratio was 3:1 at December 31, 2016. The company's total cash exceeded all current and long-term liabilities combined by $4.7 million.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow) # # #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2016	2015	2016	2015

Net sales	$5,438	$5,650	$14,883	$17,687
Cost of sales	3,918	4,176	10,952	13,195
Gross profit	1,520	1,474	3,931	4,492

Selling, general and administrative expenses	1,150	1,048	3,510	3,304
Operating income	370	426	421	1,188

Non-operating items

Exchange gain /(loss), net	(79)	(44)	(53)	(20)
Interest income	2	2	4	8
Gain/Loss on disposal of Asset	1	-	-	-
Other income/(expenses)	-	-	12	2
Total non-operating income/ (expenses)	(76)	(42)	(37)	(10)

Share of profits/ (loss) of equity investees	-	-	-	-
Net income before income tax and non-controlling interests	294	384	384	1,178
Income taxes	(30)	(35)	(80)	(131)
Net Income before non-controlling interests	264	349	304	1,047
Less : net (loss)/gain attributable to non-controlling interests	(6)	7	(4)	11
Net Income attributable to Highway Holdings Limited shareholders	$270	$342	$308	$1,036

Net Income per share - basic and diluted	$0.07	$0.09	$0.08	$0.27

Weighted average number of shares outstanding
Basic	3,801	3,787	3,801	3,787
Diluted	3,801	3,795	3,801	3,795

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	December 31	March 31
	2016	2016

Current assets:

Cash and cash equivalents	$9,800	$9,140
Accounts receivable, net of doubtful accounts	3,410	4,321
Inventories	1,326	1,425
Prepaid expenses and other current assets	812	844
Total current assets	15,348	15,730

Property, plant and equipment, (net)	947	1,121
Goodwill	77	77
Long-term deposits	111	111
Total assets	$16,483	$17,039

Current liabilities:
Accounts payable	$1,354	$1,307
Other liabilities and accrued expenses	3,147	2,789
Income tax payable	439	440
Dividend payable	172	537
Total current liabilities	5,112	5,073
Long term liabilities :

Deferred income taxes	32	32
Total liabilities	5,144	5,105

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	59	512
Accumulated other comprehensive (loss)/income	(159)	(34)
Treasury shares, at cost – 5,049 shares as of December 31, 2016; and March 31, 2016 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,294	11,872

Non-controlling interest	45	62
Total shareholders’ equity	11,339	11,934
Total liabilities and shareholders’ equity	$16,483	$17,039